Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)

13562 Maycrest Way, Suite 5138

Richmond, BC V6V 2J7

Item 2:	Date of Material Change

December 10, 2020

Item 3:	News Release

A news release announcing the material change was issued on December 10, 2020 through Newsfile Corp. and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On December 10, 2020, the Company announced that it has closed its previously announced registered direct offering (the "Offering") priced at-the-market under the Nasdaq Capital Market (the "Nasdaq") rules of an aggregate of 6,230,803 common shares at a price of US$0.9801 per common share. Aggregate gross proceeds to the Company were approximately US$6.1 million, before deducting placement agent's fees and estimated expenses of the Offering payable by the Company.

Item 5:	Full Description of Material Change

On December 10, 2020, the Company announced that it has closed its previously announced Offering priced at-the-market under the Nasdaq rules of an aggregate of 6,230,803 common shares at a price of US$0.9801 per common share. Aggregate gross proceeds to the Company were approximately US$6.1 million, before deducting placement agent's fees and estimated expenses of the Offering payable by the Company.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering.

Each common share was sold, in a concurrent private placement in the United States, with one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company (each, a "Warrant Share") at an exercise price of US$0.856 per share at any time prior to the date which is five and one half years following the date of issuance.

Neovasc intends to use the net proceeds from the Offering for the development and commercialization of the Neovasc ReducerTM (the "Reducer"), development of the TiaraTM (the "Tiara") and general corporate and working capital purposes.

The common shares (but not the Warrants or the Warrant Shares) were offered pursuant to a "shelf" registration statement on Form F-3 (File No. 333-245385) previously filed with the Securities and Exchange Commission (the "SEC") on August 13, 2020 and declared effective by the SEC on September 14, 2020. A prospectus supplement to the Company's base shelf prospectus dated August 12, 2020 qualifying the distribution of the common shares and Warrants was also filed with the provincial securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. Neovasc offered and sold the common shares in the United States only. No securities were offered or sold to Canadian purchasers.

The Warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), and Regulation D promulgated thereunder and, along with the Warrant Shares, have not been registered under the Act, or applicable state securities laws. Accordingly, the Warrants and Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

For the purposes of the final approval of the Toronto Stock Exchange (the "TSX"), the Company has relied upon the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer

Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of December 15, 2020